The Stock Exchange of Hong Kong ... the contents of this announcement, makes no representation as to its accuracy or ... sclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement does not constitute, or form part of, an offer or invitation, or solicitation or inducement of an offer, to subscribe for or purchase any of the A Shares or other securities of the Company, nor is this announcement calculated to invite offers for any Shares or other securities of the Company.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

CSRC APPROVAL OF THE A SHARE ISSUE AND COMMENCEMENT OF PRICE CONSULTATION FOR THE A SHARE ISSUE

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

The Board is pleased to announce that the Company has on 27 November 2007 obtained the CSRC's approval of its application to proceed with the A Share Issue. The A Share Issue will comprise the issue of not more than 2,336,625,000 A Shares in the PRC.

Pursuant to the requirements of the applicable PRC laws and regulations, the Company and the joint sponsors (lead underwriters) of the A Share Issue will conduct preliminary market consultation with price consultation parties from 28 November 2007 to 30 November 2007 (both days inclusive) in the PRC in order to determine the offer price range.

It is currently expected that the updated draft Prospectus and its summary will be made available on the Shanghai Stock Exchange's website and the Hong Kong Stock Exchange's website after close of trading on the Hong Kong Stock Exchange on the date of this announcement. The summary of the updated draft Prospectus will be published in several PRC newspapers and the Company's website on the following day.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

Reference is made to the Company's announcements dated 9 August 2007 and 19 November 2007 and the circular to Shareholders dated 15 August 2007 in respect of the A Share Issue. Unless otherwise indicated, capitalised terms used in this announcement shall have the same meanings as those defined in the said announcements and circular.

The Board is pleased to announce that the Company has on 27 November 2007 obtained the CSRC's approval of its application to proceed with the A Share Issue. The A Share Issue will comprise the issue of not more than 2,336,625,000 A Shares in the PRC.

dw 11/30

Pursuant to the requirements of the applicable PRC laws and regulations, the Company and the joint sponsors (lead underwriters) of the A Share Issue will conduct preliminary market consultation with price consultation parties from 28 November 2007 to 30 November 2007 (both days inclusive) in the PRC in order to determine the offer price range. The Company and the joint sponsors (lead underwriters) will, based on the results of the book-building price consultation process, determine the exact number of A Shares to be issued and the offer price within the offer price range. The Company will issue an announcement once the offer size and the offer price for the A Share Issue have been determined.

It is currently expected that the updated draft Prospectus and its summary will be made available on the Shanghai Stock Exchange's website and the Hong Kong Stock Exchange's website after close of trading on the Hong Kong Stock Exchange on the date of this announcement. The summary of the updated draft Prospectus will be published in several PRC newspapers including the China Securities Journal, Shanghai Securities News and Securities Times and the Company's website on the following day.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
27 November 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

CLARIFICATION ANNOUNCEMENT

The Company clarifies that the EGM will be held at 2:00 p.m. on Friday, 18 January 2008.

Reference is made to the Company's notice of the extraordinary general meeting (the "EGM") dated 26 November 2007. The Company clarifies that the EGM will be held at 2:00 p.m. on Friday, 18 January 2008 (and not 18 January 2007).

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

27 November 2007
Shanghai
The People's Republic of China

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr.Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

ANNOUNCEMENT PURSUANT TO RULE 13.10

This announcement is made at the request of The Stock Exchange of Hong Kong Limited pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

We have noted the fluctuation in price of the H shares of China Shipping Development Company Limited today, and wish to state that we are not aware of any reasons for such fluctuation.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of China Shipping Development Company Limited, the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

27 November 2007
Shanghai
The People's Republic of China

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr.Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the extraordinary general meeting (the "**EGM**") of China Shipping Development Company Limited (the "**Company**") will be held at 2:00 p.m. on Friday, 18 January 2007 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China to consider and, if thought fit, pass the following resolutions as ordinary resolutions and special resolution (as the case may be):

Ordinary Resolutions:

1. "**THAT** the four construction agreements all dated 22 October 2007 between the Company, Dalian Shipbuilding Industry Company Limited and China Shipbuilding International Trading Company Limited, each for the construction of one very large iron ores carrier ("**VLOC**") (for a total of four VLOCs), details of which are set out in the circular (the "**Circular**") of the Company dated 26 November 2007, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

2. "**THAT** the four construction agreements all dated 27 October 2007 between the Company, CSSC Guangzhou Longxue Shipbuilding Co., Ltd and China Shipbuilding Trading Co., Ltd., each for the construction of one VLOC (for a total of four VLOCs), details of which are set out in the Circular, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorized to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

3. "**THAT** the four bareboat charterparties all dated 14 November 2007 between the Company and China Shipping Container Lines Co., Ltd. for the leasing of the container vessels "Xiang Li", "Xiang Mao", "Xiang Yue" and "Xiang Zhuang", details of which are set out in the Circular, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorised to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

4. "**THAT** the five bareboat charterparties all dated 14th November 2007 between each of Xiang Da Shipping S.A., Xiang Xing Shipping S.A., Xiang Wang Shipping S.A. and Xiang Xiu Shipping S.A. and China Shipping Container Lines (Asia) Co., Ltd. for the leasing of the container vessels "Xiang Da", "Xiang Xiu", "Xiang Xing", "Xiang Wang", "Xiang Zhu", details of which are set

out in the Circular, be and are hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorised to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

5. "**THAT** the bareboat charterparty dated 14 November 2007 between the Shanghai Maritime Enterprises Corp. and the Company for the leasing of the tanker "Da Qing 88", details of which are set out in the Circular, be and is hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorised to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

6. "**THAT** the bareboat charterparty dated 14 November 2007 between the China Shipping (Hong Kong) Holdings Co., Ltd. and Xi Chuan Shipping S.A. for the leasing of the tanker "Song Lin Wan", details of which are set out in the Circular, be and is hereby approved, ratified and confirmed; and the directors of the Company be and are hereby authorised to do such other acts and things and execute such other documents which in their opinion may be necessary or desirable to implement the agreements."

7. "**THAT** the appointment of Mr. Zhu Yongguang as an independent non-executive director of the Company be and is hereby approved."

8. "**THAT** the appointment of Mr. Yu Shicheng as a supervisor of the Company be and is hereby approved."

9. "**THAT** the purchase of liability insurance policy for the Company's directors, supervisors and senior management at AIU Insurance Company at the rate of US$39,000 for a cover period of 1 year be and is hereby approved, and the directors of the Company be and are hereby authorised to arrangement renewal of such insurance policy upon its expiry."

Details of Proposed Director and Supervisor for election at the EGM

Mr. Zhu Yongguang ("Mr. Zhu")

Mr. Zhu, aged 62, graduated from Wuhan School of River Transportation in 1965 majoring in navigation. Since 1984, Mr. Zhu has been Chief of Production Scheduling Division of Oceanic Administration under the Ministry of Communications, Chief of Integrated Transport Division of the Air Transport Regulation Department under the Ministry of Communications, and from 1992 onwards, Mr. Zhu has been Director General of Air Transport Regulation Department and Deputy Director General of Water and Transport Department. Between July 1988 to April 2007, Mr. Zhu served as the Director General of the Department of Restructuring, Laws and Regulations.

In accordance with the articles of association of the Company, Mr. Zhu's appointment will be with effect from 18 January 2008 until 25 May 2009 subject to shareholders' approval. Mr. Zhu will enter into a service contract with the Company. Save as disclosed above, Mr. Zhu did not hold any directorship in listed public companies in the last three years, and he is not related to any director, senior management or substantial or controlling shareholder of the Company. He is not interested in

any shares of the Company within the meaning of Part XV of the SFO. During the proposed term of employment, Mr. Zhu will be entitled to an annual service fee of RMB80.000. Save as aforesaid, he will not be entitled to any remuneration nor bonus payments as a Director. There is no other information relating to the appointment of Mr. Zhu that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Company.

Mr. Yu Shicheng ("Mr. Yu")

Mr. Yu, aged 53, graduated from Shanghai Maritime University majoring in ocean shipping and obtained a master's degree in law science in 1986 from the same university. He obtained his doctoral degree in law science in 2007 from East China University of Political Science. Mr. Yu is currently a professor and the president of Shanghai Maritime University, vice chairman of China Navigation Association, vice chairman of China Maritime Law Association, member of the Expert Committee of the Ministry of Communications of P.R.C. and an arbitrator of China Maritime Arbitration Commission.

In accordance with the articles of association of the Company, Mr. Yu's appointment will be with effect from 18 January 2008 until 25 May 2009 subject to shareholders' approval. Mr. Yu will enter into a service contract with the Company. Save as disclosed above, Mr. Yu did not hold any directorship in listed public companies in the last three years, and he is not related to any director, senior management or substantial or controlling Shareholder of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. During the proposed term of appointment, Mr. Yu will be entitled to an annual service fee of RMB80,000. Save as aforesaid, he will not be entitled to any remuneration nor bonus payments as a supevisor. There is no other information relating to the appointment of Mr. Yu that is required to be disclosed pursuant to Rule 13.52(2)(h) to (v) of the Listing Rules. Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Company.

Special Resolution

10. "**THAT** article 133 of the articles of association of the Company be amended from "The Supervisory Committee shall comprise three to five persons, one of which shall be the chairman of the Supervisory Committee" to "The Supervisory Committee shall comprise three to nine persons, one of which shall be the chairman of the Supervisory Committee" with other contents remain unchanged."

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

26 November 2007
Shanghai
The People's Republic of China

(A) The H share register of the Company will be closed from Wednesday, 19 December 2007 to Thursday, 17 January 2008 (both days inclusive), during which no transfer of H shares will be effected. Any holders of H shares of the Company, whose names appear on the Company's register of members at the close of business on Tuesday, 18 December 2007, are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order to be entitled to attend and vote at the EGM, share transfer documents should be lodged with the Company's H share registrar not later than 4:00 p.m. on Tuesday, 18 December 2007.

The address of the share registrar (for share transfer) for the Company's H Shares is as follows:

Hong Kong Registrars Limited
Rooms 1712-1716
17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(B) Holders of H Shares, who intend to attend the EGM, must complete the reply slips for attending such meetings and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the EGM, i.e. no later than Saturday, 29 December 2007.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

Room 1601, 700 Dong Da Ming Road, Shanghai,
People's Republic of China
Postal Code: 200080
Tel: 86(21) 6596 6666
Fax: 86(21) 6596 6160

(C) Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(F) Each holder of A Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM. Notes (C) to (D) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the EGM or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the EGM on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, which specifies the date of its issuance. If the legal representative of a legal person share shareholder attends the EGM, such legal representative should produce his identity card and valid documents evidencing his capacity as such legal representative. If a legal person share shareholder appoints a representative of a company other than its legal representative to attend the EGM, such representative should produce his identity card and an authorization instrument affixed with the seal of the legal person share shareholder and duly signed by its legal representative.

(H) Set out below is the procedure by which shareholders and the chairman of any shareholders' meeting may demand a poll pursuant to article 74 of articles of association of the Company:

"At any general meeting of shareholders, a resolution shall be decided on a show of hands unless a poll is demanded before or after any vote by show of hands by:

(1) the chairman of the meeting;

(2) at least two shareholders, who possess the right to vote, present in person or by proxy; or

(3) any shareholder or shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders having the right to attend and vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has on a show of hands been carried or not carried and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded for or against such resolution.

A demand for a poll may be withdrawn by the person who made the demand."

(I) The EGM is expected to last an hour. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr.Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

END